SARATOGA RESOURCES, INC.

2304 HANCOCK DRIVE, SUITE 5

AUSTIN, TEXAS 78756

TELEPHONE (512) 445-2301

October 11, 2007

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Jill S. Davis

RE:

Saratoga Resources, Inc.

Form 8-K filed October 9, 2007

File No. 000-29791

Dear Ms. Davis:

Filed simultaneous herewith, via EDGAR, please find Amendment No. 1 to the above referenced Form 8-K.

Set forth below are the Staff’s comments, as set forth in the Staff’s letter dated October 11, 2007, followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.

Comment:

1.

We note that your principal accountant’s report for each of the past two years was modified with respect to uncertainty, as indicated in an explanatory fourth paragraph.  Please revise your filing to describe this fact as required by Item 304(a)(ii) of Regulation S-B.

Company Response:

The Form 8-K has been amended to indicate that the accountant’s report for each of the years included a going concern qualification.

Acknowledgements

The Company hereby acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

Please address any comments or questions to the undersigned at the address set forth above.

Sincerely,

/s/ Thomas F. Cooke

Thomas F. Cooke

Chief Executive Officer

cc:

Michael Sanders, Esq.